30 March 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 195,000 RELX PLC ordinary shares at a price of 1303.3862p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 73,078,880 ordinary shares in treasury, and has 1,103,500,849 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 9,199,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 173,500 RELX NV ordinary shares at a price of €15.6774 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 65,302,594 ordinary shares in treasury, and has 983,449,266 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 8,189,200 shares.